



Estephania Bonnett · 3rd

ENTREPRENEUR - PRODUCER - FILMMAKER - TEACHER -
DOER

Barcelona Area, Spain · 366 connections · **Contact info**

PLAYLAB FILMS

UPF-IDEC

Experience



Founder - Director & Executive Producer
PLAYLAB FILMS
Oct 2018 – Present · 1 yr 4 mos
Barcelona Area, Spain

www.playlabfilms.com

Creativity in motion by unstoppable creative minds!

We are a production company that aims at nurturing imagination through cinema.

We have been able to conceive an innovative cinematographic production model by exposing
emerging talents together with the cinema's greatest minds.   **...see more**

 PLAYLAB FILMS



Teacher
Máster de Producción y Distribución Cinematográfica en Barcelona
2017 – Present · 3 yrs
Barcelona Area, Spain



Founder - Productora Ejecutiva / productora
Black Factory Cinema
Jul 2013 – Jul 2018 · 5 yrs 1 mo
Bogotá - Colombia



Productora Departamento de ficción
BENECÉ PRODUCCIONS SL
Jun 2012 – Jul 2013 · 1 yr 2 mos
Barcelona Area, Spain



Production Manager
Proyección Films
Jul 2009 – Sep 2011 · 2 yrs 3 mos
Bogotá, Colombia

Show 1 more experience ⌄

Education



UPF-IDEC
Master en producción ejecutiva para cine, Cinematography and Film/Video Production
2011 – 2012

Universidad del Cine
Directora cinematográfica
2005 – 2008

Colegio de San Patricio
Primaria - Bachillerato
1994 – 2004

Skills & Endorsements

Film Production · 3
Adam Mann and 2 connections have given endorsements for this skill

Post Production · 2
Adam Mann and 1 connection have given endorsements for this skill

Video Production · 2
Hache Rodriguez and 1 connection have given endorsements for this skill

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